

Mail Stop 3030

January 30, 2009

VIA U.S. MAIL AND FACSIMILE (408) 942-9505

Kevin J. Berry
Chief Financial Officer
California Micro Devices Corporation
490 N. McCarthy Boulevard #100
Milpitas, California   95035

> **Re: California Micro Devices Corporation**
> **Form 10-K for the fiscal year ending March 31, 2008**
> **Filed June 11, 2008**
> **Form 8-K dated January 29, 2009**
> **File No. 0-15449**

Dear Mr. Berry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2008

Consolidated Financial Statements

Note 2. Significant Accounting Policies

Property, Plant and Equipment, page 53

1.   We see from page 15 that you have $3.1 million of equipment on consignment at
        your foreign contractors. Please revise future filings to make footnote disclosure
        about consigned equipment, including your accounting for the equipment.

Revenue Recognition, page 54

2.   We note that because of the price protection and product return rights you grant to
        distributors you defer revenue on sales made to certain distributors until the
        distributor sells the product to its customer. We note that you defer the gross
        selling price of the product shipped and its related cost and reflect the net amount
        on the balance sheet as 'deferred margin on shipments to distributors.' In future
        filings please disclose:

        • The significant terms of your sales arrangements with distributors including: a
           brief summary of the return rights and price protection or price concession
           rights you grant them; the situations under which the distributors may exercise
           those rights; whether returns or price discounts credits are capped to a certain
           percentage of sales price or margins; and whether any of your arrangements
           with distributors would allow or require you to grant price discounts below the
           cost of the product.

        • Your policies for testing and accounting for the impairment of the deferred
           cost of sale or the inventory still held by distributors which may be returned to
           you or on which you may have to provide discounts.

        • The gross amounts of deferred revenues and deferred costs of sales that
           comprise the net deferred income caption on your balance sheet. In addition,
           if impairments of deferred costs and price discounts are reasonably likely to
           have a material impact on your results of operations, liquidity or capital
           resources, please include similar disclosure accompanied by a discussion of
           the impact in each reported period within your MD&A. Your discussion
           could also include a roll-forward of your deferred distributor income liability
           account, if material. Further, please discuss any trends noted over the
           reported periods. Refer to Item 303(a) of Regulation S-K.

Item 9A. Controls and Procedures, page 79

(a) Evaluation of Disclosure Controls and Procedures

3.   We reference your conclusion that disclosure controls are "effective at the
        reasonable assurance level taking into account the totality of the circumstances,
        including the limitations described above in subpart (a)(ii) and below in subpart
        (d)." Please revise future filings to state clearly, if true, that disclosure controls
        and procedures are *designed to* provide reasonable assurance of achieving their
        objectives and that your principal executive officer and principal financial officer
        concluded that disclosure controls and procedures are effective at that reasonable
        assurance level, without the additional wording currently appearing after the word
        "level." In the alternative, remove the reference to the level of assurance and
        limitations of your disclosure controls and procedures. Please refer to Section
        II.F.4 of Management's Reports on Internal Control Over Financial Reporting and
        Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.
        33-8238, available on our website at <http://www.sec.gov/rules/final/33-
        8238.htm>.

 (c) Changes in Internal Control over Financial Reporting

4.   In future filings please revise the language used in the disclosure concerning
        changes in internal control over financial reporting to indicate whether there was
        any change in internal control over financial reporting that has materially affected,
        or that is reasonably likely to materially affect, internal control over financial
        reporting, consistent with the language used in Item 308(c) of Regulation S-K.

Item 11. Executive Compensation, page 81

5.   We note from your discussion under "Bonus" on page 29 of the proxy statement
        that you have incorporated by reference into your Form 10-K that you did not
        disclose the specific targets to be achieved in 2007 and do not disclose the
        specific display controller revenue targets to be achieved in order for your named
        executive officers to earn their respective annual cash incentive payments under
        the Company's bonus plan. Please provide such disclosure in your future filings,
        as applicable. To the extent you believe that disclosure of such information, on a
        historical basis, would result in competitive harm such that the information could
        be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide
        us with a detailed explanation supporting your conclusion. To the extent that it is
        appropriate to omit specific targets or performance objectives, you are required to
        provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of
        Regulation S-K. Refer also to Question 118.04 of the Regulation S-K

Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

6. We refer to your disclosure under the caption "Options" on page 30 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the annual stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Item 15. Exhibit and Financial Statement Schedules, page 82

7. Please explain why you have not filed the lease for the Milpitas property as an exhibit. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Exhibit 31.1

8. We note that you changed the wording to refer to the registrant's 'fourth fiscal quarter' rather than referring to the registrant's 'most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)' in paragraph 4(d) of the certification. In future filings please include a certification with wording that is exactly as specified in Item 601(b)(31)(i) of Regulation S-K.

Form 8-K dated January 29, 2009

9. We note that you present non-GAAP measures in the form of a non-GAAP statement of operations. This format may be confusing to investors as it reflects numerous non-GAAP line items and subtotals which have not been individually described to investors. It is not clear whether or how management uses each of these non-GAAP measures and they may be shown here as a result of the presentation format. Under Instruction 2 of Item 2.02 of Form 8-K when furnishing information under the item you must provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the FAQ.

10. Regarding the Use of Non-GAAP Financial Measures, including a reconciliation to the directly comparable GAAP measure for *each* non-GAAP measure presented with explanation why you believe *each* measure provides useful information to investors.

- Please remove the non-GAAP statements of operations from all earnings releases and instead provide only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and disclosures.

- Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Brian Cascio at (202) 551-3676 with any other questions. Please contact Ruairi Regan at (202) 551-3269 or Mary Beth Breslin at (202) 551-3625 if you have any other questions.

Sincerely,

Gary Todd
Reviewing Accountant